

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 14, 2023

Carlos Phillips
Chief Financial Officer
Grupo Televisa, S.A.B.
Av. Vasco de Quiroga No. 2000
Colonia Santa Fe
01210 Mexico City
Mexico

> **Re: Grupo Televisa, S.A.B.**
> **Form 20-F for the Fiscal Year Ended December 31, 2022**
> **File No. 001-12610**

Dear Carlos Phillips:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2022

Consolidated Financial Statements
Note 13. Intangible Assets and Goodwill, Net, page F-50

1.  We note that the concessions acquired in business combinations have an indefinite useful life. Please tell us how your accounting complies with paragraph 94 of IAS 38, which indicates that the useful life of a reacquired right recognized as an intangible asset in a business combination is the remaining contractual period of the contract in which the right was granted and shall not include renewal periods. As part of your response, tell us when the concessions with an indefinite useful life were acquired and the remaining contractual life of these concessions at the acquisition date.

2.  We note your disclosure of the discount rate and pre-tax discount rate in the key assumptions table on page F-52. Please clarify which of the rates is actually used in your value in use calculations. Also, please tell us whether the future cash flows used in your

value in use calculations are on a pre-tax or post-tax basis. Refer to paragraphs 51 and 55 of IAS 36.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Chen Chen at 202-551-7351 or Christine Dietz at 202-551-3408 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc:     Joshua Wechsler